UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, DC 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by Human Genome Sciences, Inc. (HGS) on May 9, 2012:

HUMAN GENOME SCIENCES BOARD OF DIRECTORS TO REVIEW UNSOLICITED TENDER OFFER FROM GLAXOSMITHKLINE

ROCKVILLE, Maryland – May 9, 2012 – Human Genome Sciences, Inc. (Nasdaq: HGSI) today confirmed that GlaxoSmithKline plc (GSK) has announced its intention to commence an unsolicited tender offer to acquire all the outstanding common shares of HGS at a price of $13.00 per share in cash.

The HGS Board of Directors, in consultation with independent financial and legal advisors, will carefully review and consider the offer. The Board intends to advise stockholders of its recommendation regarding the proposed tender offer within ten business days of when GSK commences it, by making available to stockholders and filing with the Securities and Exchange Commission a Schedule 14D-9. HGS stockholders are advised to take no action at this time pending the review of the offer by the Company’s Board of Directors.

HGS noted that the proposed $13.00 per share offer price is identical to the price of the proposal received from GSK on April 11, 2012 that HGS determined does not reflect the value inherent in HGS.

As previously announced, the HGS Board of Directors has authorized the exploration of strategic alternatives in the best interests of stockholders, including, but not limited to, a potential sale of the Company. HGS has retained Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC to assist in this process, with Skadden, Arps, Slate, Meagher & Flom LLP and DLA Piper LLP (US) serving as legal counsel. This process is ongoing.

ABOUT HUMAN GENOME SCIENCES

Human Genome Sciences exists to place new therapies into the hands of those battling serious disease.

For more information about HGS, please visit the Company’s web site at www.hgsi.com. Health professionals and patients interested in clinical trials of HGS products may inquire via email to clinicaltrialsinfo@hgsi.com or by calling HGS at 1-240-314-4430.

HGS, Human Genome Sciences and BENLYSTA are trademarks of Human Genome Sciences, Inc. Other trademarks referenced are the property of their respective owners.

SAFE HARBOR STATEMENT

This announcement includes statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this announcement, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products and new indications for existing products; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; and increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions.

The foregoing list sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of HGS has commenced at this time. If a tender offer is commenced, HGS will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com.

###

Media Contacts:

Susannah Budington

Director, Corporate Public Relations

301-545-1062

Jerry Parrott

Vice President, Corporate Communications

301-315-2777

Investor Contact:

Claudine Prowse, Ph.D.

Vice President, Investor Relations

301-610-5800

Additional Contacts:

Joele Frank / Dan Katcher / Jamie Moser

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

The following is a script of the voicemail announcement made to HGS employees on May 9, 2012:

•	Good afternoon, this is Tom Watkins.

•	Early this morning, GSK announced that it intends to commence a tender offer directly to our shareholders for $13 a share in cash.

•	The HGS Board of Directors will carefully review and consider this offer, just as they did with the previous communication from GSK back on April 11.

•	HGS will need to respond within 10 business days of GSK’s formal commencement of the offer.

•	In the meantime, we are continuing to explore strategic alternatives – keeping in mind the best interests of our shareholders.

•	Now, during the tender offer process, all communications on this topic from HGS to our shareholders and to our employees will be subject to SEC filing and disclosure requirements.

•	Accordingly, our communications with you may be a bit more formal than past practices.

•	Because our employees are absolutely one of our most critical assets, we will continue to make every effort to keep you apprised of developments and how they may affect you.

•	I appreciate that today’s news may, again, be unsettling, but all of us can do our part by continuing to make HGS as successful as possible.

•	I urge everyone to stay focused on their goals. Remember, everybody, we are still HGS.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of HGS has commenced at this time. If a tender offer is commenced, HGS will file a solicitation/ recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS OF HGS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of these documents (when they are filed and become available) free of charge at the SEC’s website at www.sec.gov. HGS also will provide a copy of these materials without charge on its website at www.hgsi.com.

3